Mail Stop 3561

 					August 29, 2005

Mr. David Mendez
Chief Accounting Officer
PacifiCorp
825 N.E. Multnomah Street
Portland, OR 97232

	Re:	PacifiCorp
		Form 10-K for Fiscal Year Ended March 31, 2005
		Filed May 27, 2005
		File No. 1-5152

Dear Mr. Mendez:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

							Sincerely,


							Jim Allegretto
							Senior Assistant Chief
Accountant